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VIA EDGAR

January 10, 2022

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Julie Sherman

Vanessa Robertson

Lauren Hamill

Celeste Murphy

Division of Corporation Finance

Office of Life Sciences

Re:	Environmental Impact Acquisition Corp.

Amendment No. 3 to Registration Statement on Form S-4

Filed December 23, 2021

File No. 333-259375

Ladies and Gentlemen:

On behalf of our client, Environmental Impact Acquisition Corp. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated January 6, 2022 (the “Comment Letter”) with respect to Amendment No. 3 to the Registration Statement on Form S-4 filed with the Commission by the Company on December 23, 2021. In response to the Comment Letter the Company intends to file Amendment No. 4 to the Registration Statement on Form S-4 (the “Registration Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold type below followed by the Company’s response thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Amendment No. 3 to Registration Statement on Form S-4 Filed December 23, 2021

Exhibit 23.1, page .1

1.	Please provide an updated consent from WithumSmith+Brown, PC prior to requesting effectiveness.

Response: In response to the Staff’s comment, the Company has filed Exhibit 23.1.

*    *    *    *

January 10, 2022

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to Steven B. Stokdyk of Latham & Watkins LLP at (213) 891-7421 or Steven.Stokdyk@lw.com.

Very truly yours,

/s/ Steven B. Stokdyk
Steven B. Stokdyk

cc:	Daniel Coyne, Chief Executive Officer, Environmental Impact Acquisition Corp.
Marc Marano, Chief Financial Officer, Environmental Impact Acquisition Corp.
Brent Epstein, Latham & Watkins LLP